FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2014

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of August 2014 and incorporated by reference herein is the Registrant's immediate report dated August 14, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: August 14, 2014

PRESS RELEASE

Formula Systems Reports Second Quarter Results for 2014

Or Yehuda, Israel, August 14, 2014 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a global information technology company principally engaged, through its subsidiary and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced its results for the second quarter of 2014.

Financial Highlights for the Second Quarter of 2014

•	In March 2014, Magic Software issued 6,900,000 of its ordinary shares in a follow-on public offering, of which Formula purchased 700,000 ordinary shares at a price of $8.50 per share. As a result of the offering, our beneficial ownership percentage in Magic Software decreased from 51.6% to 45.0%, resulting in the deconsolidation of Magic Software from our financial statements. Following the said deconsolidation and starting March 5, 2014, our investment in Magic Software is measured under the equity method of accounting.

•	Revenues for the second quarter ended June 30, 2014, decreased 27% to $147.5 million compared to $201.2 million in the same period last year. Revenue for the second quarter was negatively impacted by the deconsolidation of Magic’s and Sapiens’ results of operations totaling $67.8 million, which were consolidated during all of the second quarter of 2013.

•	Operating income for the quarter ended June 30, 2014, decreased 46% to $8.4 million compared to $15.4 million in the same period last year. Operating income was negatively impacted by the deconsolidation of Magic’s and Sapiens’ results of operations totaling $6.9 million, which were consolidated during all of the second quarter of 2013.

•	Net income for the quarter ended June 30, 2014, amounted to $2.9 million, or $0.20 per fully diluted share, compared to $4.9 million, or $0.34 per fully diluted share, in the same period last year. Net income for the second quarter of 2014 was negatively impacted by loss of $1.7 million recorded as a result of the decrease in Formula’s beneficial ownership percentage in Sapiens from 47.7% to 47.1% due to the exercise of employee stock-based compensation.

Financial Highlights for the Six-Month Period Ended June 30, 2014

•	Revenues for the six-month period ended June 30, 2014, decreased 18% to $321.0 million compared to $389.9 million in the same period last year. Revenue for the six-month period was negatively impacted by the deconsolidation of Magic’s and Sapiens’ results of operations totaling $105.4 million.

•	Operating income for the six-month period ended June 30, 2014, decreased 46% to $15.3 million compared to $28.6 million in the same period last year. Operating income was negatively impacted by the deconsolidation of Magic’s and Sapiens’ results of operations totaling $10.2 million.

•	Net income for the six-month period ended June 30, 2014, amounted to $60.0 million (or $4.15 per fully diluted share) compared to $9.1 million (or $0.64 per fully diluted share) in the same period last year; Net income for the six-month period ended June 30, 2014 was positively impacted by a net gain of $61.4 million recorded in relation to Formula’s loss of control in Magic Software described above offset by the $4.8 million loss recorded as a result of the decrease of Formula’s beneficial ownership percentage in Sapiens from 48.6% to 47.1% due to the exercise of employee stock-based compensation and warrants.

•	Consolidated cash and short-term and long-term investments in marketable securities totaled approximately $98.9 million as of June 30, 2014.

•	Total equity as of June 30, 2014 was $477.3 million (representing 53% of the total balance sheet).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with our strong performance during the first half of the year across our portfolio. Matrix continued to show steady top-line growth during the first half of 2014 with revenues increasing 6% year over year. With new multi-million dollar wins, increased demand for its services and a steady pipeline of large IT projects, Matrix continues to be positioned as Israel’s leading IT service provider, benefiting from increased confidence from customers, investors and market analysts. Backed with 92.8 million dollars in cash and short-term investments, Magic maintained double-digit growth momentum through the second quarter and first half of 2014 with strong performance in sales and profitability across its products and professional services. It enjoyed revenues of $40.6 million and non-GAAP operating income of $6.0 million for the second quarter, up 17% and 28% respectively year over year and reasserted its revenue guidance of $161 million to $165 million for the full-year 2014. Sapiens produced another record quarter with revenues of $38.7 million and non-GAAP operating income of $4.0 million, up 16.9% and 19.6% respectively year over year. With total cash and investments in marketable securities of $79.8 million, Sapiens maintains its confidence in its ability to deliver its full-year 2014 revenue guidance of $154 million to $158 million. ”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited		Unaudited
Revenues	321,006	389,928	147,517	201,158
Cost of revenues	264,497	296,120	125,368	152,710

Gross profit	56,509	93,808	22,149	48,448
Research and development costs, net	787	7,980	-	3,873
Selling, general and administrative expenses	40,385	57,241	13,785	29,121
Other income (expenses), net	3	(2)	3	(11)

Operating income	15,340	28,585	8,367	15,443

Financial expenses, net	(4,523)	(3,566)	(2,459)	(2,091)

Income before taxes on income	10,817	25,019	5,908	13,352
Taxes on income	4,437	4,039	1,752	2,253

Income after taxes	6,380	20,980	4,156	11,099
Equity in gains (losses) of affiliated companies, net	60,837	(23)	937	(34)

Net income	67,217	20,957	5,093	11,065
Change in redeemable non controlling interests	305	1,357	(354)	605
Net income attributable to non-controlling interests	6,915	10,479	2,545	5,579

Net income attributable to Formula's shareholders	59,997	9,121	2,902	4,881

Earnings per share (basic)	4.31	0.67	0.21	0.36
Earnings per share (diluted)	4.15	0.64	0.20	0.34

Number of shares used in computing earnings per share (basic)	13,894,239	13,625,239	13,911,782	13,654,478
Number of shares used in computing earnings per share (diluted)	14,397,005	13,921,454	14,427,788	14,094,366

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	Dec 31,
	2014	2013
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	81,278	82,123
Marketable securities	17,203	17,956
Short-term deposit	14	672
Trade receivables	155,313	193,582
Other accounts receivable and prepaid expenses	32,742	36,488
Inventories	2,649	2,407
Total current assets	289,199	333,228

LONG-TERM INVESTMENTS:
Marketable securities	399	520
Deferred Taxes	15,876	13,152
Prepaid expenses and other accounts receivable	10,006	8,761
Total Long-Term Investments	26,281	22,433

INVESTMENTS IN AFFILIATED COMPANIES	330,733	161,501
SEVERANCE PAY FUND	61,662	68,148
PROPERTY, PLANTS AND EQUIPMENT, NET	17,471	19,408
NET INTANGIBLE ASSETS AND GOODWILL	175,188	267,077
TOTAL ASSETS	900,534	871,795

CURRENT LIABILITIES:
Liabilities to banks	39,876	35,636
Trade payables	40,086	52,645
Deferred revenues	30,145	28,454
Other accounts payable	65,554	89,670
Dividend payable	7,067	4,565
Total current liabilities	182,728	210,970

LONG-TERM LIABILITIES:
Liabilities to banks and others	116,370	62,447
Deferred taxes	27,204	8,157
Deferred revenue	6,304	4,990
Other long-term payables	2,671	4,289
Accrued severance pay	75,048	81,258
Total long-term liabilities	227,597	161,141

REDEEMABLE NON-CONTROLING INTEREST	12,882	23,529

EQUITY
Formula shareholders' equity	386,257	319,341
Non-controlling interests	91,070	156,814
Total equity	477,327	476,155

TOTAL LIABILITIES AND EQUITY	900,534	871,795

*)	Restated due to a misstatement in revenues recognized in Matrix in 2009 until 2013 (Decreasing Revenues in 2011,2012 and 2013 $1.7, $1.8 and $0.8 million respectively; Decreasing net income in 2011,2012 and 2013 $0.7, $0.7 and $0.3 million respectively)

  And the following effect on the consolidated condensed balance sheet:

As of December 31, 2013
	As previously reported	Adjustment	As adjusted
Trade receivables	201,144	-7,562	193,582
Other accounts receivable	34,609	1,876	36,485
Formula shareholders' equity	322,185	-2,844	319,341
Non-controlling interests	159,653	-2,839	156,814